

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

<u>Via U.S. Mail</u>
Kyle Markward
President and Chief Executive Officer
Remove-By-You, Inc.
128 Walnut Hill Road
Bethel, CT 06801

> **Re:** **Remove-By-You, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 25, 2015**
> **File No. 333-201607**

Dear Mr. Markward:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2015 letter.

<u>General</u>

1. We note your response to comment one of our letter dated February 12, 2015 stating that you are not a blank check company; however, we continue to believe that your proposed business and the fact that 69% of the proceeds will be applied to offering costs makes this offering commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company and state on the cover page that you are not a blank check company.

<u>Prospectus Summary, page 4</u>

2.   Please expand your disclosure regarding the symbiotic manner in which your system works with the body's natural healing process. We note that the term "symbiotic" is not used in the body of the prospectus. We further note that the prospectus summary is intended to provide an overview of key information contained in the prospectus. <u>See</u> Item 503(a) of Regulation S-K.

<u>This Offering, page 5</u>

3.   We note your response to our prior comment five and we reissue our comment.

<u>Risk Factors, page 8</u>

4.   We note your response to prior comment seven of our letter dated February 12, 2015 and we reissue our comment. We further note your response that the basis for disclosing the success of your formula is anecdotal. Please revise your disclosure where appropriate to provide enhanced disclosure regarding the anecdotal support for your formula's effectiveness. Please also reconcile your reference to anecdotal support with your disclosure on page 5 regarding the product testing you conducted in Connecticut and New York.

5.   We note your response to prior comment 10 of our letter dated February 12, 2015. You state that the registrant "owns certain property that it believes to be intellectual in nature that is comprised of suggested usage (or procedures) of micro-needle devices." Please explain how the procedures for needle use can be proprietary to you given that your "system" utilizes other companies' micro-needle devices.

<u>We will be subject to competition from numerous companies, including a number of multi-national companies that have significantly greater financial and other resources, page 10</u>

6.   We note your response to prior comment nine of our letter dated February 12, 2015 and we reissue our comment. Please explain to us (i) the basis upon which you disclose that the multi-national companies will not develop or be associated with tattoo removal products and (ii) how, in light of that statement, these multinational companies could be considered competitors of your company.

7.   Please revise your prospectus to substantiate the statement that your product provides regenerative properties.

<u>We may be subject to product liability claims, page 11</u>

8.   We note your response to prior comment 11 of our letter dated February 12, 2015 and we reissue our comment.

<u>The proceeds of this Offering are less than the estimated . . ., page 15</u>

9.   We note your response to prior comment 12 of our letter dated February 12, 2015 and we reissue our comment.

<u>Use of Proceeds, page 20</u>

10.   We note your response to prior comment 14 of our letter dated February 12, 2015 that your counsel has "informally" agreed to defer fees and we reissue our comment. We further note the statement in your response letter that the attorney engagement letter is an exhibit to your registration statement. Such letter has not been filed as an exhibit. Please file it as an exhibit with your next amendment.

<u>Management's Discussion and Analysis or Plan of Operation, page 25</u>

<u>Business, page 30</u>

11.   We note your response to prior comment 20 of our letter dated February 12, 2015 and we reissue our comment.

<u>*Business*, page 31</u>

12.   We note your response to comment 21 of our letter dated February 12, 2015 and we reissue our comment. Please provide us supplementally with the relevant portion of each survey that you cite in your prospectus. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the information, and cross-reference it to the appropriate location in your prospectus.

<u>*Products*, page 31</u>

13.   We note your response to prior comment 22 of our letter dated February 12, 2015 and we reissue our comment.

14.   We note your disclosure that you hired an independent cosmetics formulator and a practicing acupuncturist. We refer you to prior comment 20 of our letter dated February 12, 2015 which directed you to remove the suggestion from your prospectus that you are currently developing products or commencing operations in light of the fact that you have no cash, assets, or plans to obtain the financing necessary to pursue your business plan.

Directors, Executive Officers, Promoters and Control Persons, page 36

Kyle Markward, page 36

15.   We note your response to our prior comment 24. Please tell us whether Mr. Markward has held any positions at ASML other than Production Planner and disclose the nature of ASML's business. Please also disclose what "limited experience" he has in the skincare industry. If he has no experience in this industry, please disclose this in the second risk factor.

Certain Relationships and Related Transactions, page 39

16.   Please revise your disclosure throughout your prospectus to clarify the number of formulas you claim to have developed and disclose with specificity how they were developed.

        You may contact Tracie Towner (Staff Accountant) at 202-551-3744 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: Via U.S. Mail
        Blair Krueger, Esq.
        The Krueger Group, LLP
        7486 La Jolla Boulevard
        La Jolla, CA 92037